Item 77E


Eaton Vance Tax-Advantaged Global Dividend Income
Fund

The legal actions against the Fund, Trustees, Eaton Vance
Management and Eaton Vance Corp. filed in Massachusetts
Superior Court by each of Richard Manuszak and Rutgers
Enhanced Insurance Company have been dismissed.  Richard
Manuszak did not file a notice of timely of appeal. The parties filed a joint stipulation of dismissal with prejudice on July 21, 2011 with respect to the legal action filed by Rutgers Enhanced
Insurance Company and Judgment was entered on the docket
July 25, 2011.